

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

January 9, 2017

Chris R. Homeister
Chief Executive Officer, Director
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

   Re: **Tile Shop Holdings, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 26, 2016
     File No. 001-35629

Dear Mr. Homeister:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jacqueline Kaufman for

        Mara L. Ransom
        Assistant Director
        Office of Consumer Products

cc: Mark Davis
   Kirk Geadelmann